UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 6-K

_______________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41634

_______________

HUB Cyber Security Ltd.
(Exact Name of Registrant as Specified in Its Charter)

_______________

2 Kaplan Street
Tel Aviv 6473403, Israel
+972-3-791-3200
(Address of principal executive offices)

_______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

Results of 2025 AGM

On December 16, 2025, HUB Cyber Security Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “2025 AGM”), at the Company’s offices located at 2 Kaplan Street, Tel Aviv, Israel. The proposals on the 2025 AGM’s agenda are described in the Company’s Proxy Statement for the 2025 AGM, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, dated November 14, 2025. Each of the proposals were voted upon and approved by the requisite majority of the Company’s shareholders.

Proxy Statement for Special General Meeting of Shareholders

On December 16, 2025, the Company published a notice that it will hold a Special General Meeting of Shareholders (the “Meeting”) on December 30, 2025. Attached is the proxy statement for the Meeting.

Furnished herewith as Exhibit 99.1 is the following document:

1.      Proxy statement for the Meeting to be held on December 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.
Date: December 16, 2025	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Proxy Statement for the Meeting to be held on December 30, 2025.

3